Hexact, Inc.



ANNUAL REPORT

1250 E. Hallandale Beach Blvd

Hallandale Beach, FL 33009

(850) 716-1616

https://hexact.io/

This Annual Report is dated April 25, 2024.

BUSINESS

Hexact, Inc. was formed in Delaware on February 20th, 2019. The Company's ecosystem consists of 4 SaaS products working together in the same environment. The products are Hexometer, Hexowatch, Hexomatic, and Hexospark. Hexact Inc. also has a subsidiary, Hexact LLC. Hexact LLC is an Armenian entity currently 100% owned by Stepan Aslanyan the Hexact CEO which primarily functions as the software development arm of the business. As of February 28, 2023, Hexact LLC invoices Hexact, Inc. for software development and software maintenance services on a monthly basis (please refer to the related party transactions section). Hexact LLC is currently in the process of transitioning to be a wholly owned subsidiary of Hexact Inc., with a targeted date of completion by June 2023.

We're sure there has been a time when you have been sitting at your computer copy-pasting a bunch of stuff in a spreadsheet or spending hours trying to find a developer to help you automate the simple things that you still do by hand. Did you think to yourself, "geez, it's the 21st century, and I'm still here doing this by hand. There has to be a better way". There is! Automating your workflows can save you up to 30% of your and your team's time and let you focus on winning the day. All you need is a group of AI-driven sidekicks to help you. The Hexact ecosystem allows you to automate your daily repetitive tasks with no coding or hefty budgets required.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $285,530.65
Use of proceeds: working capital and operating expenses
Date: January 27, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $50,000.00
Use of proceeds: working capital and operating expenses
Date: April 21, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $30,000.00
Use of proceeds: working capital and operating expenses
Date: December 01, 2020
Offering exemption relied upon: Section 4(a)(2)
Name: Common Stock

Type of security sold: Equity
Final amount sold: $10.00
Number of Securities Sold: 1,000,000

Use of proceeds: Stepan Aslanyan purchased from Company
Date: July 27, 2020
Offering exemption relied upon: Section 4(a)(2)
Name: Common Stock

Type of security sold: Equity
Final amount sold: $10.00
Number of Securities Sold: 1,000,000
Use of proceeds: Vahe Sargsyan joined as co-founder
Date: July 27, 2020
Offering exemption relied upon: Section 4(a)(2)
Name: Common Stock

Type of security sold: Equity
Final amount sold: $5.00
Number of Securities Sold: 500,000
Use of proceeds: Gevorg Muradyan joined as co-founder
Date: July 27, 2020
Offering exemption relied upon: Section 4(a)(2)
Name: Common Stock

Type of security sold: Equity
Final amount sold: $5.00
Number of Securities Sold: 500,000
Use of proceeds: Armen A Avakian joined as co-founder
Date: July 27, 2020
Offering exemption relied upon: Section 4(a)(2)
Name: Common Stock

Type of security sold: Equity
Final amount sold: $5.00
Number of Securities Sold: 500,000
Use of proceeds: Christopher Closset joined as co-founder
Date: July 27, 2020
Offering exemption relied upon: Section 4(a)(2)
Name: Common Stock

Type of security sold: Equity
Final amount sold: $2.00
Number of Securities Sold: 200,000
Use of proceeds: Hayk Petrosyan joined as co-founder
Date: March 30, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Year ended December 31, 2023 compared to year ended December 31, 2022
Revenue
For the fiscal year 2023, Hexact, Inc. generated revenue of $620,843.85, a decrease from $986,157.30 in the previous year, reflecting a substantial drop in revenue.

Cost of Sales
Cost of Sales (including costs related to cloud services, hosted services, and software COGS) in 2023 amounted to $565,610.31, which is a reduction from $754,759.77 in 2022. This decrease aligns with the overall lower revenue and efforts to reduce operational costs.

Gross Margins
The gross profit for 2023 was $55,233.54 compared to $231,397.53 in 2022.

Expenses
Operating expenses in 2023 totaled $512,339.79, showing an increase from $382,379.92 in 2022. The primary components of this increase were a significant rise in wages and increased professional fees related to software development and maintenance.

Net Income

Net income for 2023 was -$455,973.58, a considerable decrease from -$149,564.31 in 2022.

Historical Results and Projections
Hexact, Inc. faced challenges in 2023 with reduced revenue and increased expenses, impacting profitability. Despite these challenges, efforts were made to streamline operations and manage costs more effectively. The company aims to improve its financial performance in the upcoming years by optimizing revenue streams and controlling operational expenses.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $23,753.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Tigran Bayburtsyan (in exchange of shares)
Amount Owed: $66,000.00
Interest Rate: 0.0%
Maturity Date: December 01, 2024

Creditor: MCA (the interest is fixed so included in total amount)
Amount Owed: $24,620
Interest Rate: 0.0%
Maturity Date: July, 2024

Creditor: Hayk Petrosyan
Amount Owed: $100,000
Interest Rate: 15.75%
Maturity Date: Dec 31, 2024

Creditor: Stripe Capital (the interest is fixed so included in total amount)
Amount Owed: $44,126.07
Interest Rate: 0.0%
Maturity Date: May 28, 2025

Creditor: PayPal Workin Capital (the interest is fixed, so included in total amount)
Amount Owed: $4,579.84
Interest Rate: 0.0%
Maturity Date: paid off as of April 15 2024

Creditor: Hexact LLC
Amount Owed: $101,814.00
Interest Rate: 0.0%
Maturity Date: July 01, 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Stepan Aslanyan
Stepan Aslanyan's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO & Board Director
Dates of Service: February, 2019 - Present
Responsibilities: Oversee operations and Board of Directors.

Name: Christopher George Michel Closset
Christopher George Michel Closset's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CMO & Board Member
Dates of Service: April, 2020 - Present
Responsibilities: Overseeing product, marketing, and advertising strategy.
Other business experience in the past three years:
Employer: Leverage Works
Title: Director
Dates of Service: February, 2011 - Present
Responsibilities: Director

Name: Gevorg Muradyan
Gevorg Muradyan's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Country manager (director of operations in Armenia)
Dates of Service: September, 2022 - Present
Responsibilities: Advise on designing and developing company development strategies and plans. Provide assistance with implementation of these plans and strategies.

Position: Board Member
Dates of Service: June, 2020 - Present
Responsibilities: Board Member
Other business experience in the past three years:
Employer: Yerevan State University
Title: Chairman of Board of Trustees
Dates of Service: January, 2019 - September, 2020
Responsibilities: Chairman of Board of Trustees
Other business experience in the past three years:
Employer: Metrica Group
Title: CEO
Dates of Service: August, 2018 - Present
Responsibilities: CEO
Other business experience in the past three years:
Employer: Boltzman LLC
Title: Co-Founder
Dates of Service: July, 2018 - Present
Responsibilities: Gevorg is the Co-Founder of Boltzman LLC but is not currently engaged in its daily operations.

Name: Armen Avak Avakian
Armen Avak Avakian's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chief Business Development Officer
Dates of Service: November, 2021 - Present
Responsibilities: Sales development, business strategy, affiliate program development, influencer marketing strategy and execution.
Position: Board Member
Dates of Service: June, 2020 - Present
Responsibilities: Board Member
Other business experience in the past three years:
Employer: American University of Armenia
Title: Professor
Dates of Service: March, 2012 - Present
Responsibilities: Lecturing the MBA cohort

Name: Vahe Sargsyan
Vahe Sargsyan's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CTO
Dates of Service: February, 2019 - Present
Responsibilities: Overall responsibility for managing the physical and personnel technology infrastructure including technology deployment, network, and system management, integration testing, and developing technical operations personnel.
Position: Board Member
Dates of Service: June, 2020 - Present
Responsibilities: Board Member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Stepan Aslanyan

Amount and nature of Beneficial ownership: 5,000,000

Percent of class: 52.133%

RELATED PARTY TRANSACTIONS

Name of Entity: Hexact LLC

Name of Entity: Hexact LLC
Names of 20% owners: Stepan Aslanyan owns 100% of the entity
Relationship to Company: 100% Hexact LLC is owned by Stepan Aslanyan. Due to changed economic situation and location of team members, board decided not to transfer the company to Hexact INC and Stepan Aslanyan decided to close the company (Hexact LLC) operations by the end of the 2024, all remaining team members in Armenia will have

direct contracts with Hexact Inc.

Nature / amount of interest in the transaction: Hexact LLC is an entity formed in Armenia and used to hire a team that works in Armenia.

Material Terms: Hexact LLC charges Hexact Inc for software development and maintenance services

OUR SECURITIES

Common Stock

The amount of security authorized is 11,000,000 with a total of 9,090,889 outstanding.

Voting Rights

One vote per share. Please note the voting rights of shares sold in this offering include a voting proxy, see below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

Please note the above amount outstanding does not include 500,000 shares reserved as stock options.

SAFE

The security will convert into standard preferred stock or safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $185,530.65

Interest Rate: %

Discount Rate: %

Valuation Cap: $5,300,000.00

Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into standard preferred stock or safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $7,050,000.00

Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Standard preferred stock or safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $100,000.00

Interest Rate: %

Discount Rate: %

Valuation Cap: $5,300,000.00

Conversion Trigger: Equity Financing

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive.

More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Hexact, Inc. was formed on

02/20/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hexact, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Hexact, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hexact, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hexact, Inc. could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2024.

Hexact, Inc.

By   /s/ *Stepan Aslanyan*

    Name: Hexact, Inc

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

HEXACT INC was formed on 02-20-2019 ("Inception") in the State of Delaware. The financial statements of HEXACT INC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hallandale Beach, Florida.

Hexact offers a no-code data extraction platform with AI automation built right into the system.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from SAAS (Software as a service) when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Creditor: Tigran Bayburtsyan (in exchange of shares)
Amount Owed: $66,000.00
Interest Rate: 0.0%
Maturity Date: December 01, 2024

Creditor: MCA (the interest is fixed so included in total amount)
Amount Owed: $24,620

Interest Rate: 0.0%
Maturity Date: July, 2024

Creditor: Hayk Petrosyan
Amount Owed: $100,000
Interest Rate: 15.75%
Maturity Date: Dec 31, 2024

Creditor: Stripe Capital (the interest is fixed so included in total amount)
Amount Owed: $44,126.07
Interest Rate: 0.0%
Maturity Date: May 28, 2025

Creditor: PayPal Workin Capital (the interest is fixed, so included in total amount)
Amount Owed: $4,579.84
Interest Rate: 0.0%
Maturity Date: paid off as of April 15 2024

Creditor: Hexact LLC
Amount Owed: $101,814.00
Interest Rate: 0.0%
Maturity Date: July 01, 2024

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
- Short-term and long-term contractual obligations with the suppliers for future purchases
- Capital expenditure commitment contracted but not yet incurred
- Non-cancelable operating leases,
- long term leases (>1 year) of property, land, facilities or equipment,
- Unused letters of credit or obligations to reduce debt]

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 330,889 shares of our common stock StartEngine Secure LLC. As of 12-31-2023 the company has currently issued 9,090,889 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

HAYK PETROSYAN (shareholder) provided a $100,000 loan to the company

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through [April 15 2024], [02-15-2024], the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Hexact, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-455,973.58
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-13,500.00
A/R - Other	0.00
Payroll Refunds	-49.00
Security Deposit	-1,938.30
Accounts Payable (A/P)	101,814.00
Brex Credit Card	0.00
Chase Credit Card	2,632.50
Direct Deposit Payable	0.00
Loan _ Hayk Petrosyan	100,000.00
Loan _ MCA	24,620.00
Operating Loans:Loan Payable - PayPal	4,579.84
Operating Loans:Loan Payable - Stripe	-69,244.42
Payroll Liabilities:Federal Taxes (941/943/944)	-304.68
Payroll Liabilities:Federal Unemployment (940)	0.00
Payroll Liabilities:FL Unemployment Tax	-339.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**148,270.94**
Net cash provided by operating activities	**$ -307,702.64**
FINANCING ACTIVITIES	
Long Term Liabilites:Shareholder Notes Payable - loan:Shareholder _ STEPAN ASLANYAN	0.00
Capital Contributed	305,681.55
Owner's Equity:Shareholder Buyot	-2,000.00
Net cash provided by financing activities	**$303,681.55**
NET CASH INCREASE FOR PERIOD	**$ -4,021.09**
Cash at beginning of period	27,774.11
CASH AT END OF PERIOD	**$23,753.02**

Hexact, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-149,564.31
Adjustments to reconcile Net Income to Net Cash provided by operations:	
A/R - Other	0.00
Brex Credit Card	0.00
Direct Deposit Payable	0.00
Operating Loans:Loan Payable - Stripe	64,790.57
Payroll Liabilities:Federal Taxes (941/943/944)	869.53
Payroll Liabilities:Federal Unemployment (940)	42.00
Payroll Liabilities:FL Unemployment Tax	189.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**65,891.10**
Net cash provided by operating activities	**$ -83,673.21**
FINANCING ACTIVITIES	
Long Term Liabilites:Shareholder Notes Payable - loan:Shareholder _ STEPAN ASLANYAN	0.00
Long Term Liabilites:Shareholder Notes Payable - loan:Shareholder_HAYK PETROSYAN	-30,000.00
Capital Contributed	140,530.65
Owner's Equity:Shareholder Buyot	-10,000.00
Net cash provided by financing activities	**$100,530.65**
NET CASH INCREASE FOR PERIOD	**$16,857.44**
Cash at beginning of period	10,916.67
CASH AT END OF PERIOD	**$27,774.11**

I, STEPAN ASLANYAN (Print Name), the CEO(Principal Executive Officers) of HEXACT INC(Company Name), hereby certify that the financial statements of HEXACT INC (Company Name) and notes thereto for the periods ending 12-31-2022 (first Fiscal Year End of Review) and 12-31-2023(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $622,193; taxable income of $-377,105 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04-15-2024 (Date of Execution).

STEPAN ASLANYAN (Signature)

CEO (Title)

04-15-2024 (Date)

Hexact, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	2.00
Checking/Savings	
Brex Main	35.17
Chase Bank	2,725.29
Mercury Checking	15,181.23
PayPal	670.75
Stripe	5,061.14
SVB Checking (9003)	0.00
TD Bank	77.44
Total Checking/Savings	**23,751.02**
Total Bank Accounts	**$23,753.02**
Accounts Receivable	
Accounts Receivable (A/R)	13,500.00
Total Accounts Receivable	**$13,500.00**
Other Current Assets	
A/R - Other	0.00
Payroll Refunds	49.00
Security Deposit	1,938.30
Total Other Current Assets	**$1,987.30**
Total Current Assets	**$39,240.32**
Fixed Assets	
PROPERTY & EQUIPMENT	
Website/Domain	6,800.00
Total PROPERTY & EQUIPMENT	**6,800.00**
Total Fixed Assets	**$6,800.00**
TOTAL ASSETS	**$46,040.32**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	101,814.00
Total Accounts Payable	**$101,814.00**
Credit Cards	
Brex Credit Card	0.00
Chase Credit Card	2,632.50

	TOTAL
Total Credit Cards	**$2,632.50**
Other Current Liabilities	
Direct Deposit Payable	0.00
Loan _ Hayk Petrosyan	100,000.00
Loan _ MCA	24,620.00
Operating Loans	
Loan Payable - PayPal	4,579.84
Loan Payable - Stripe	44,126.07
Total Operating Loans	**48,705.91**
Payroll Liabilities	
Federal Taxes (941/943/944)	564.85
Federal Unemployment (940)	42.00
FL Unemployment Tax	-150.00
Total Payroll Liabilities	**456.85**
Total Other Current Liabilities	**$173,782.76**
Total Current Liabilities	**$278,229.26**
Long-Term Liabilities	
Long Term Liabilites	
Shareholder Notes Payable - loan	
Shareholder _ STEPAN ASLANYAN	0.00
Shareholder _TIGRAN BAYBURTSYAN	0.00
Shareholder_HAYK PETROSYAN	0.00
Total Shareholder Notes Payable - loan	**0.00**
Total Long Term Liabilites	**0.00**
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$278,229.26**
Equity	
Capital Contributed	671,212.20
Owner's Equity	
Shareholder Buyot	-62,000.00
Shareholder Distribution	97.00
Total Owner's Equity	**-61,903.00**
Retained Earnings	-385,524.56
Net Income	-455,973.58
Total Equity	**$ -232,188.94**
TOTAL LIABILITIES AND EQUITY	**$46,040.32**

Hexact, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	2.00
Checking/Savings	
Brex Main	2,802.77
Mercury Checking	2,015.82
PayPal	1,313.78
Stripe	5,662.94
SVB Checking (9003)	15,976.80
Total Checking/Savings	**27,772.11**
Total Bank Accounts	**$27,774.11**
Other Current Assets	
A/R - Other	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$27,774.11**
Fixed Assets	
PROPERTY & EQUIPMENT	
Website/Domain	6,800.00
Total PROPERTY & EQUIPMENT	**6,800.00**
Total Fixed Assets	**$6,800.00**
TOTAL ASSETS	**$34,574.11**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Brex Credit Card	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Direct Deposit Payable	0.00
Operating Loans	
Loan Payable - Stripe	113,370.49
Total Operating Loans	**113,370.49**
Payroll Liabilities	
Federal Taxes (941/943/944)	869.53
Federal Unemployment (940)	42.00
FL Unemployment Tax	189.00

Hexact, Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
Total Payroll Liabilities	**1,100.53**
Total Other Current Liabilities	**$114,471.02**
Total Current Liabilities	**$114,471.02**
Long-Term Liabilities	
Long Term Liabilites	
Shareholder Notes Payable - loan	
Shareholder _ STEPAN ASLANYAN	0.00
Shareholder _TIGRAN BAYBURTSYAN	0.00
Shareholder_HAYK PETROSYAN	0.00
Total Shareholder Notes Payable - loan	**0.00**
Total Long Term Liabilites	**0.00**
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$114,471.02**
Equity	
Capital Contributed	365,530.65
Owner's Equity	
Shareholder Buyot	-60,000.00
Shareholder Distribution	97.00
Total Owner's Equity	**-59,903.00**
Retained Earnings	-235,960.25
Net Income	-149,564.31
Total Equity	**$ -79,896.91**
TOTAL LIABILITIES AND EQUITY	**$34,574.11**

Hexact, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Marketing Income	
GoDaddy Referral Income	409.59
Google Adsense Income	8,984.72
IMPACT Referral Income	1,800.79
Total Marketing Income	**11,195.10**
Software Sales	
Direct Income	42,710.40
PayPal Income	199,336.78
Stripe Income	415,964.81
Total Software Sales	**658,011.99**
Software Sales - Refund	
PayPal Refunds	-11,851.93
Stripe Refunds	-36,511.31
Total Software Sales - Refund	**-48,363.24**
Total Income	**$620,843.85**
Cost of Goods Sold	
Cost of Goods Sold	
Cloud Services - COGS	93,826.02
Hosted Services - COGS	28,325.05
Independent Contractor - COGS	2,445.24
Software - COGS	441,014.00
Total Cost of Goods Sold	**565,610.31**
Total Cost of Goods Sold	**$565,610.31**
GROSS PROFIT	**$55,233.54**
Expenses	
Expense	
Advertising/Marketing	105,769.91
Bank Charges & Fees	3,434.48
Cloud Services	1,237.13
Commission Fee	1,500.00
Computer Software	7,552.39
Credit Card Processing Fees	18,156.21
Dues & subscriptions	9,211.19
Education & Training	2,704.75
Legal Fees	7,969.08
Loan Fee	10,750.00
Meals & Entertainment	1,033.02
Office Supplies	15,965.63
PayPal Fees	9,938.40
PayPal Loan Fee	3,425.00

Hexact, Inc.

Profit and Loss
January - December 2023

	TOTAL
Rent & Lease	10,142.35
Stripe Loan Fee	0.00
Taxes & Licenses	2,114.00
Travel	4,036.54
Total Expense	**214,940.08**
Payroll Expenses	
Taxes	11,685.77
Wages	162,499.85
Total Payroll Expenses	**174,185.62**
Professional Fees	
Accounting & Taxes	8,100.00
IT Projects	620.00
Legal	16,209.00
Marketing/Sales Developer	20,147.46
Software Developer/Maintenance	75,317.61
Total Professional Fees	**120,394.07**
Utilities	
Telephone/Internet	2,820.02
Total Utilities	**2,820.02**
Total Expenses	**$512,339.79**
NET OPERATING INCOME	**$ -457,106.25**
Other Income	
Other Income	1,348.67
Total Other Income	**$1,348.67**
Other Expenses	
Interest Expense	216.00
Total Other Expenses	**$216.00**
NET OTHER INCOME	**$1,132.67**
NET INCOME	**$ -455,973.58**

Hexact, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Marketing Income	
GoDaddy Referral Income	455.59
Google Adsense Income	5,155.37
IMPACT Referral Income	29,341.16
Total Marketing Income	**34,952.12**
Software Sales	
Direct Income	289,105.80
PayPal Income	220,227.63
Stripe Income	502,017.70
Total Software Sales	**1,011,351.13**
Software Sales - Refund	
PayPal Refunds	-19,412.70
Stripe Refunds	-40,733.25
Total Software Sales - Refund	**-60,145.95**
Total Income	**$986,157.30**
Cost of Goods Sold	
Cost of Goods Sold	
Cloud Services - COGS	101,313.97
Hosted Services - COGS	37,084.13
Independent Contractor - COGS	711.67
Software - COGS	615,650.00
Total Cost of Goods Sold	**754,759.77**
Total Cost of Goods Sold	**$754,759.77**
GROSS PROFIT	**$231,397.53**
Expenses	
Expense	
Advertising/Marketing	115,519.66
Ask My Accountant	-5,920.00
Bank Charges & Fees	2,716.62
Cloud Services	63.72
Computer Software	8,482.00
Credit Card Processing Fees	19,127.82
Donation/Gift	2.08
Dues & subscriptions	9,338.86
Education & Training	632.23
Legal Fees	8,880.00
Office Supplies	2,956.75
PayPal Fees	12,178.30
Rent & Lease	5,996.40
Stripe Loan Fee	6,344.00

Hexact, Inc.

Profit and Loss
January - December 2022

	TOTAL
Taxes	450.00
Travel	1,053.80
Total Expense	**187,822.24**
Payroll Expenses	
Taxes	2,879.07
Wages	34,615.36
Total Payroll Expenses	**37,494.43**
Professional Fees	
Accounting & Taxes	5,806.00
IT Projects	2,518.86
Legal	18,447.70
Marketing/Sales Developer	84,287.83
Software Developer/Maintenance	44,474.85
Total Professional Fees	**155,535.24**
Utilities	
Telephone/Internet	1,528.01
Total Utilities	**1,528.01**
Total Expenses	**$382,379.92**
NET OPERATING INCOME	**$ -150,982.39**
Other Income	
Other Income	1,418.08
Total Other Income	**$1,418.08**
Other Expenses	
Interest Expense	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$1,418.08**
NET INCOME	**$ -149,564.31**

| | Preferred Stock | | Common stock | | Paid-in | Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock		-	360,000	36,000	-	-	36,000
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-		140,531	-	140,531
Net income (loss)	-	-	-	-	-	(149,564)	(149,564)
December 31, 2022	-	$ -	360,000	$ 36,000	$ 140,531	$ (149,564)	$ 26,966
Contributed capital	-	-	331,376		305,682	-	305,682
Shares issued for services	-	-		-		-	-
Net income (loss)	-	-	-	-	-	(455,974)	(455,974)
December 31, 2023	-	$ -	691,376	$ 36,000	$ 446,212	$ (605,538)	$ (123,326)
Shares issued for debt conversion	-	-		-		-	-
Shares issued for cash	-	-		-		-	-
Shares issued for services	-	-		-		-	-
Conversion of preferred stock		-		-		-	-
Discount on convertible debt	-	-	-	-		-	-
Stock option compensation	-	-	-	-		-	-
Net income (loss)	-	-	-	-	-		-
December 31, 2024	-	$ -	691,376	$ 36,000	$ 446,212	$ (605,538)	$ (123,326)

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

CERTIFICATION

I, Stepan Aslanyan, Principal Executive Officer of Hexact, Inc., hereby certify that the financial statements of Hexact, Inc. included in this Report are true and complete in all material respects.

Stepan Aslanyan

CEO